

December 14, 2012

<u>Via E-mail</u>
David Chong
Chief Financial Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China

> **Re: China Recycling Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 22, 2012**
> **File No. 1-34625**

Dear Mr. Chong:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>Liquidity and Capital Resources, page 43</u>

1. Please describe how cash is transferred to your PRC subsidiaries, and conversely, how earnings are transferred from your PRC subsidiaries to the parent company. If applicable, please also describe any restrictions that impact your ability to transfer cash within the corporate structure, including the nature of restrictions on the net assets of

your subsidiaries, the amount of those net assets and the potential impact on your liquidity.

Item 9A. Controls and Procedures, page 81

2. Please tell us whether there have been changes in the qualifications of your accounting staff and outside consultants responsible for the preparation of your financial statements in accordance with US GAAP as set forth in your response letters dated December 8, 2010 (comment 4) and January 31, 2011 (comment 3). For example, please tell us: (i) whether you still engage a US licensed CPA to assist in the conversion and consolidation of the financial statements of your subsidiaries prepared in accordance with PRC GAAP to US GAAP and preparation of financial statement footnotes that comply with the disclosure requirements of US GAAP, and if so, the nature and extent of the involvement of the US CPA in preparing your financial statements in accordance with US GAAP, and (ii) whether you have added any personnel holding a license to practice public accounting in the US or with education, knowledge and on-going training in US GAAP and SEC Rules and Regulations together with a summary of that education, knowledge and on-going training.

Item 8. Financial Statements and Supplementary Data, page 50

Notes to Consolidated Financial Statements, page 55

2. Summary of Significant Accounting Polices, page 57

Fair Value of Financial Instruments, page 60

3. Please tell us your consideration of disclosing the fair value long term debt obligations together with the related carrying amounts and the methods and significant assumptions used to estimate the fair of the instruments. Please refer to ASC 825-10-50-10 and 11.

8. Accrued Liabilities and Other Payables, page 64

4. The amount of accrued liabilities and other payables disclosed in the table summarizing the components of accrued liabilities and other payables at December 31, 2011 differs from the amount stated in the balance sheet. Please revise or advise.

15. Convertible Notes Payable and Revolving Finance Agreement, page 70
Convertible Note Agreement with China Cinda, page 72

5. Please tell us the fair value of the debt discount attributable to the embedded conversion features at the dates of issuance of the convertible debt. Please also tell us the fair value of the embedded conversion features attributable to the notes as of the dates you extinguished the debt obligations and the amount of the gain or loss recognized. In addition, we understand that you recognized the gain or loss attributable to the

extinguishments of the debt and related embedded conversion features as a component of the changes in fair value of the conversion feature liability recognized in income. If so, please tell us why the gain or loss is not separately presented in the consolidated statements of income and comprehensive income. If not, please tell us how the gain or loss is classified in the consolidated statements of income and comprehensive income.

6. Please tell us your consideration of disclosing the principal amount of the convertible debt, the unamortized discount and the net carrying amount of the debt as of the most recent balance sheet date.

17. Shareholders' Equity, page 78

7. We note your response to comment 11 in our letter dated September 22, 2010. In your response dated October 12, 2010 you indicate that you used the guidance in ASC 480-10-25-14 to record your obligation to issue a variable number of shares to settle the RMB 80,000,000 liability, a fixed monetary amount. Please tell us why the issuance of common stock to Dong at a price of $4 per share resulted in the extinguishment of the aggregate liability recognized in 2010. In that regard, we note that the fair market value of your common stock on the date of issuance was below the $4 issuance price and that you recognized a gain for the difference between the carrying amount of the liability and fair market value of your common stock on the date of issuance of the shares. In your response, please clearly describe the payment terms of the Transfer Agreement and tell us why the counterparty agreed to extinguish the liability upon receipt of common shares with a fair market value less than the carrying amount of the liability. In addition, please confirm to us that the issuance of the shares legally extinguished the liability pursuant to terms of the Transfer Agreement and the basis for that conclusion. Also, tell us your consideration of the guidance in ASC 480-10-55-22.

18. Statutory Reserves, page 79

8. Please disclose whether the maximum statutory reserve amount has been reached as of the most recent balance sheet date.

Signatures, page 83

9. Please note that the report should also be signed by your principal financial officer and principal accounting officer in your behalf and in their capacities as the principal financial officer and principal accounting officer in the second signature block. Please revise. Refer to the signature section and General Instruction D(2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief